United States securities and exchange commission logo





                             October 24, 2022

       Tianhang Xiao
       Chief Executive Officer, Director, and Chairman
       Xuhang Holdings Ltd
       Building 2, Shangtanghe 198 Cultural and Creative Park
       198 Shenban Road
       Gongshu District, Hangzhou City, Zhejiang Province
       The People   s Republic of China, 310000

                                                        Re: Xuhang Holdings Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
28, 2022
                                                            CIK No. 0001946025

       Dear Tianhang Xiao:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted September 28, 2022

       Cover Page

   1. Please revise the disclosure on your prospectus cover to acknowledge that Chinese regulatory authorities
could disallow your holding company structure, which would likely result in a material
change in your operations and/or a material change in the value of the securities you are
registering for sale, including that it could cause the value of such securities to
significantly decline or become worthless. Provide a cross-reference to your detailed discussion of
risks facing the company and the offering as a result of this structure.
 Tianhang Xiao
Xuhang Holdings Ltd
October 24, 2022
Page 2
2. Here and on page 1, disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
3. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. The disclosure should state that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you or your subsidiaries to transfer cash or assets. On the cover page, provide cross-
         references to these other discussions.
4. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.
5. Disclose the source of your cash management policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.).
6. Please revise your statement that you "are subject to certain legal and operational risks associated with business operations of our PRC subsidiaries being based in China" to state that such risks are also associated with the business operations of your Hong Kong subsidiaries. Disclose here how regulatory actions related to data security or anti-
         monopoly concerns in Hong Kong have or may impact your ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Revise your risk factor disclosure accordingly.
About This Prospectus
Conventions that Apply to this Prospectus, page ii

7. Please include in your definition of "GMV" that this is not, and does not, represent your revenue.
Prospectus Summary
Business Overview, page 5

8.     We note your disclosure, here and on pages 67 and 91, that your
subsidiaries    business has
FirstName LastNameTianhang Xiao
       experienced rapid growth since their inception. Please balance your disclosure of revenue
Comapany   NameXuhang
       and net           Holdings
               income with narrativeLtd
                                     or other disclosures relating to your
costs over the same
Octoberperiod.
        24, 2022 Page 2
FirstName LastName
 Tianhang Xiao
FirstName LastNameTianhang  Xiao
Xuhang Holdings  Ltd
Comapany
October 24,NameXuhang
            2022       Holdings Ltd
October
Page 3 24, 2022 Page 3
FirstName LastName
Summary of Risk Factors, page 7

9. You have a bullet here that your PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations. Please explain to us if you have accrued a liability for expected amounts owed, and if not, why not.
Permissions or Approval Required from the PRC Authorities for Our Operations and Offering, page 13

10. Revise your disclosure to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign invest. In this regard, we note your reference to "other permits required for its business operation."
11. Your disclosure indicates that you relied on advice of AllBright, your PRC counsel.
         Please clarify whether AllBright provided an opinion to the company and if not, state as much and explain why such an opinion was not obtained.
12. In addition, revise this section to also disclose each permission or approval that you or your subsidiaries are required to obtain from Hong Kong authorities to operate your business and offer the securities being registered to foreign investors. State affirmatively whether you have received all such requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Risk Factors, page 19

13. Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts your business and the offering, and to what extent you believe that you and your subsidiaries are compliant with the regulations or policies that have been issued.
Enforceability of Civil Liabilities, page 55

14. Please revise this section to discuss issues of enforceability with respect to Hong Kong law, as well.
 Tianhang Xiao
FirstName LastNameTianhang  Xiao
Xuhang Holdings  Ltd
Comapany
October 24,NameXuhang
            2022       Holdings Ltd
October
Page 4 24, 2022 Page 4
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Operating Expenses, page 72

15. We note your disclosure that your research and development expense decreased by 60.7%
         in 2020 to 2021, primarily because the majority of your research and development projects were completed in 2020, yet we also note your disclosure that your "PRC
         subsidiaries    continuous investment in technology research and
development supports the
         rapid growth of the business and establishes a technology-driven growth edge for the future." Please describe any known trends or uncertainties with respect to your future research and development costs that are reasonably likely to have a material effect on the
         company   s net sales or revenues, income from continuing operations, profitability,
         liquidity or capital resources. In addition, provide a description of
the company   s research
         and development policies for the last three years. Refer to Items 5.C. and D. of Form 20-
         F.
Liquidity and Capital Resources, page 74

16. It appears you had at least $17 million in outstanding debt as of December 31, 2021, yet you have only described loans that have been repaid as of December 31, 2021 in this section. Please revise to describe the terms of your outstanding debt and file any related agreements as an exhibit to your registration statement.
Operating Activities, page 75

17. The disclosure here appears to repeat information already provided in the statement of cash flows. Please provide a quantitative and qualitative analysis of the change in operating cash flows between periods, including the material reason(s) underlying the change. Please note that merely citing changes in results, working capital items and noncash items reported in the statement of cash flows may not provide a sufficient basis to understand changes in operating cash between periods. Refer to Item 5 of Form 20-F (as directed by Form F-1), in particular instruction 9 of instructions to
Item 5, section III.D of
         Release No. 33-6835, section IV.B.1 of Release No. 33-8350 and Release No. 33-10890
         for guidance.
Business, page 91

18. In the appropriate places in this section, please provide more detail about your PRC subsidiaries' relationships with each type of business partner. For example, provide more detail regarding the "cooperative accounts" you operate and the nature of your relationship with the owners of the accounts. Clarify whether the accounts are owned by your customers, what specific services you provide through these accounts, and describe the material terms of your standard cooperation agreements. To the extent any cooperation agreement is material, please describe its material terms and file the agreement as an exhibit to the registration statement. With respect to your S2P business, describe the
 Tianhang Xiao
FirstName LastNameTianhang  Xiao
Xuhang Holdings  Ltd
Comapany
October 24,NameXuhang
            2022       Holdings Ltd
October
Page 5 24, 2022 Page 5
FirstName LastName
         material terms of any agreements with large Internet providers, and if you do not have any arrangements, so state. Lastly, describe in more detail the nature of the relationship between your PRC subsidiaries and MCN institutions and any material arrangements you have with such institutions.
Business Expansion Mode Through Cooperation with Local State-Owned Enterprises, page 94

19. Please tell us whether any cooperation agreements under the Star Project are material to your business, and if so, describe the specific material terms of such agreements and file the agreements as exhibits to your registration statement. In addition, disclose the general terms of your revenue sharing arrangements under the Star Project. Where you discuss the revenue generated under this arrangement, revise to disclose the percentage of revenue this represents as well. Disclose how much of your customer base is typically acquired through government referrals under this program.
New Media Integrated Content Marketing Services
Types of Services
S2B model, page 99

20. We note your disclosure that for live e-commerce services, your PRC subsidiaries typically charge a service fee which represents a pre-determined percentage of the GMV generated from the live streaming sales. We also note your disclosure on page ii that
         GMV is calculated based on merchandise ordered, but does not account for whether the merchandise is actually sold, delivered, or returned. Please clarify whether the actual amounts sold, delivered, or returned are factored into the GMV used to determine the fees payable to your PRC subsidiaries.
21. Please provide more detail regarding the "IP-related digital products that are becoming increasingly popular among young people on platforms such as Ali Auction, NetEase
         Planet, and Xinhua Shucang" that you are helping to create.
Ad Distribution Channels
Distribution Through We-Media Publishers/Accounts, page 101

22. You disclose we-media self operated accounts are owned by your PRC subsidiaries or
         MCN institutions and we-media cooperative accounts are not owned by your PRC subsidiaries or MCN institutions. Please explain to us what this distinction represents.
         Also, explain to us if you have accounting consequences associated with either and what your accounting treatment is. If there is no accounting consequence of either, explain why.
Related Party Transactions, page 139

23.      Please revise to include disclosure for the period since the beginning
of the company   s
         preceding three financial years up to the date of the document. In this regard, it appears you have only provided disclosure since the beginning of the company's preceding two
 Tianhang Xiao
Xuhang Holdings Ltd
October 24, 2022
Page 6
         financial years. In addition, please revise to describe in greater detail the nature and extent of any transactions or presently proposed transactions which are material to the company or the related party, or any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets, to which the company or any of its parent or subsidiaries was a party, rather than simply including an excerpt from your financial statements. Refer to Item 7.B. of Form
20-F.
Material Income Tax Consideration, page 160

24. We note that your PRC counsel "is unable to provide a 'will' opinion" with respect to the rules of the EIT Law; please clarify whether your PRC counsel plans to provide you with an Exhibit 8 opinion. If you do not intend to file a tax opinion relating to the tax consequences of this transaction, please tell us why you have determined that such a tax opinion is not required for this transaction considering, for example, the uncertainty relating to your PFIC status and to the rules of the EIT Law. Refer to
Item 601 of
         Regulation S-K and Section III.A of Staff Legal Bulletin No. 19. Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-6

25. Please explain to us why you are adding back interest expense in net cash provided by operating activities and where interest expenses is reported in this financial statement.
26. Please explain to us how the amounts presented for "(Repayment)/Proceeds to related parties" for 2021 in both operating and financing activities were derived and how these amounts relate to changes in the balances for amounts due from/to related parties reported in the balance sheet.
Notes to Consolidated Financial Statements
Note 2 - Summary of significant accounting policies
Foreign currency translation and transaction, page F-10

27. You state in the first sentence the financial statements are presented in the United States dollar. However, the financial statements disclose they are presented in renminbi. Please revise your disclosure or financial statements accordingly.
Revenue
FirstNamerecognition,   page F-14Xiao
           LastNameTianhang
Comapany
28.         NameXuhang
       Earlier in the filingHoldings Ltd your pricing models of CPA, CPC and CPM. Please you disclose
Octoberdisclose here
         24, 2022     the6revenue streams these models are associated with.
                   Page
FirstName LastName
 Tianhang Xiao
FirstName LastNameTianhang  Xiao
Xuhang Holdings  Ltd
Comapany
October 24,NameXuhang
            2022       Holdings Ltd
October
Page 7 24, 2022 Page 7
FirstName LastName
Cost of revenue, page F-15

29. You disclose revenue for digital advertising services is recognized commonly based on specified actions or other preferences agreed upon with advertisers. Accordingly, it appears the revenue for this service is recognized over a period of time. Please explain to us when you recognize the cost of this revenue and the basis for your accounting.
New media integrated content marketing services, page F-15

30.      You disclose    revenue derived from the provision of new media
integrated content
         marketing services is recognized at the point of time when the new media integrated
         content marketing campaigns are implemented    and the satisfaction of
the performance
         obligation is measured based on the implementation of new media integrated content
         marketing services.    Please tell us when in the duration of your
contract a campaign   s
         implementation typically occurs and how you account for costs incurred in providing your services prior to the time of the campaign's implementation. Also tell us if you provide any services after the campaign's implementation. If so, tell us the nature of the costs incurred for these services and how you account for them. Further, tell us if any of your revenue after implementation of the campaign is subject to your CPA, CPC and/or CPM pricing models.
Segment reporting, page F-15

31.      You disclose your CODM    reviews consolidated results when making
decisions about
         allocating resources and assessing performance of the company    and
hence, we have
         only one reportable segment.    However, we note on page 71 you
disclose and discuss
         separate gross profit measures for both digital advertising services and new media integrated content marketing. Please tell us whether these two revenue streams constitute operating segments in accordance with ASC 280-10-50-1 and reportable segments in accordance with ASC 280-10-50-10. As part of your response, tell us whether your business is organized around these two revenue streams (e.g., separate leadership and organizational structures, separate incentive compensation structures for each revenue stream, dedicated staff to each revenue stream, separate budgeting processes for each,
         etc   ).
Recently accounting pronouncements, page F-18

32. You disclosure in regard to the noted pronouncements for leases and income taxes appears to be on a prospective basis. However, it appears you already adopted the guidance for leases and the guidance for income taxes was effective for your fiscal 2021. Please revise the status of these as appropriate.
Note 3 - Acquisition and disposal of subsidiaries, page F-18

33. Please clearly disclose for the Jiangxi Ku'o and Hangzhou Xingkong acquisitions the
 Tianhang Xiao
Xuhang Holdings Ltd
October 24, 2022
Page 8
      amount of each of revenue and net profit included in the consolidated statements of operations for each acquisition reported for the year in which the acquisition occurred.
      Refer to the lead in sentence of ASC 805-10-50-2 and ASC 805-10-50-2.h.1. Also, for
      each acquisition reported in this note, present revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period (supplemental pro forma information) pursuant to ASC 805-10-50-2.h.3.
General

34. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
       You may contact James Giugliano at 202-551-3319 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,
FirstName LastNameTianhang Xiao
                                                            Division of
Corporation Finance
Comapany NameXuhang Holdings Ltd
                                                            Office of Trade &
Services
October 24, 2022 Page 8
cc:       Ying Li, Esq.
FirstName LastName